Exhibit 99.2

                    Report of Independent Public Accountants



To the Partners of Rincon Center Associates, a California Limited Partnership:

We have audited the accompanying balance sheets of Rincon Center Associates (a California Limited Partnership) as of December 31, 1998 and 1997, and the related statements of operations, changes in partners' deficit and cash flows for each of the three years ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rincon Center Associates, a California Limited Partnership as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years ended December 31, 1998, in conformity with generally accepted accounting principles.




ARTHUR ANDERSEN LLP


Boston, Massachusetts
February 23, 1999

                                                                   Exhibit 99.2

                            Rincon Center Associates
                        A California Limited Partnership

                    Balance Sheets December 31, 1998 and 1997



                                                        Assets
                                                                                           1998              1997
                                                                                           ----              ----

Cash                                                                                  $     4,925,000  $     4,720,000

Accounts Receivable                                                                            80,000          219,000

Deferred Rent Receivable                                                                      272,000          259,000

Notes Receivable, net of reserves of $14,214,000 at December 31, 1997 and 1998                      -           23,000

Real Estate Used in Operations, net                                                       104,043,000      107,045,000

Other Assets, net                                                                           2,734,000        1,636,000
                                                                                      ---------------  ---------------
         Total assets                                                                 $   112,054,000  $   113,902,000
                                                                                      ===============  ===============
                                           Liabilities and Partners'Deficit
Construction Notes Payable                                                            $    45,788,000  $    49,228,000

Accounts Payable and Accrued Liabilities                                                    9,913,000        5,666,000

Accrued Ground Rent Liability, net                                                          5,773,000        6,011,000

Accrued Lease Liability, net                                                                        -          101,000

Deferred Income                                                                               883,000          945,000

Accrued Interest due to General Partners                                                   82,456,000       70,776,000

Due to Perini Land and Development Company                                                 92,550,000       89,296,000

Due to Pacific Gateway Properties, Inc.                                                    26,112,000       25,136,000
                                                                                      ---------------  ---------------
         Total liabilities                                                                263,475,000      247,159,000

Commitments and Contingencies (Notes 3, 5 and 6)

Partners' Deficit                                                                        (151,421,000)    (133,257,000)
                                                                                      ---------------  ---------------
         Total liabilities and partners' deficit                                      $   112,054,000  $   113,902,000
                                                                                      ===============  ===============


   The accompanying notes are an integral part of these financial statements.
                                       1

                                                                    Exhibit 99.2

                            RINCON CENTER ASSOCIATES
                        A CALIFORNIA LIMITED PARTNERSHIP

                            Statements of Operations
           for the Three Years Ended December 31, 1998, 1997 and 1996



                                                                           1998             1997              1996
                                                                           ----             ----              ----
Revenue:
   Rental income                                                    $    17,374,000   $    13,862,000  $    17,891,000
   Parking and other income                                               1,615,000         1,469,000        1,304,000
                                                                    ---------------   ---------------  ---------------
         Total revenue                                                   18,989,000        15,331,000       19,195,000
                                                                    ---------------   ---------------  ---------------
Expenses:
   Operating                                                              5,120,000         4,520,000        4,668,000
   Administrative and other                                                 909,000         1,665,000        1,447,000
   Property taxes and insurance                                           2,868,000         2,424,000        2,115,000
   Leases                                                                 6,318,000         6,168,000        6,128,000
   Ground rent                                                            4,611,000         4,652,000        4,656,000
   Interest and letter-of-credit fees                                    14,664,000        15,017,000       14,217,000
   Depreciation and amortization                                          2,706,000         3,160,000        3,925,000
                                                                    ---------------   ---------------  ---------------
         Total expenses                                                  37,196,000        37,606,000       37,156,000
                                                                    ---------------   ---------------  ---------------
         Net loss from operations                                       (18,207,000)      (22,275,000)     (17,961,000)

Write-Down of Assets Related to Rincon I, operating lease                         -       (17,150,000)               -

Interest Income                                                              43,000         1,502,000        1,510,000
                                                                    ---------------   ---------------  ---------------
         Net loss                                                   $   (18,164,000)  $   (37,923,000) $   (16,451,000)
                                                                    ===============   ===============  ===============

   The accompanying notes are an integral part of these financial statements.
                                       3

                                                                    Exhibit 99.2

                            Rincon Center Associates
                        A California Limited Partnership

                   Statements of Changes in Partners' Deficit for the Three Years Ended December 31, 1998, 1997 and 1996



                                                                       General             Limited
                                                                       Partners            Partners           Total
                                                                       --------            --------           -----

Balance, December 31, 1995                                          $   (39,386,000)  $   (39,497,000) $   (78,883,000)

   Net loss                                                              (8,242,000)       (8,209,000)     (16,451,000)
                                                                    ----------------  ---------------- ----------------

Balance, December 31, 1996                                              (47,628,000)      (47,706,000)     (95,334,000)

   Net loss                                                             (19,134,000)      (18,789,000)     (37,923,000)
                                                                    ----------------  ---------------- ----------------

Balance, December 31, 1997                                              (66,762,000)      (66,495,000)    (133,257,000)

   Net loss                                                              (9,100,000)       (9,064,000)     (18,164,000)
                                                                    ----------------  ---------------- ----------------

Balance, December 31, 1998                                          $   (75,862,000)  $   (75,559,000) $  (151,421,000)
                                                                    ================  ================ ================

Partners' Percentage Interest                                            50.1%             49.9%            100.0%
                                                                         =====             =====            ======

   The accompanying notes are an integral part of these financial statements.

                                                                    Exhibit 99.2

                            Rincon Center Associates
                        A California Limited Partnership

                            Statements of Cash Flows
           for the Three Years Ended December 31, 1998, 1997 and 1996



                                                                          1998             1997              1996
                                                                          ----             ----              ----
Cash Flows from Operating Activities:
   Net loss                                                         $   (18,164,000)  $   (37,923,000) $   (16,451,000)
   Adjustments to reconcile net loss to net cash used in
   operating activities -
     Write-off/disposition of Rincon I                                            -        17,150,000                -
     Depreciation and amortization                                        2,706,000         3,160,000        3,925,000
     Amortization of deferred income                                        (62,000)          (61,000)         (62,000)
     Decrease in accounts receivable                                        139,000           455,000           47,000
     (Increase) decrease in deferred rent receivable                        (13,000)        2,372,000        2,363,000
     Increase in other assets                                            (1,098,000)         (281,000)      (1,596,000)
     Increase in accounts payable and accrued liabilities                 4,247,000           848,000          551,000
     Decrease in accrued ground rent liability                             (238,000)         (159,000)        (209,000)
     (Decrease) increase in accrued lease liability                        (101,000)         (607,000)         170,000
     Increase in accrued interest due to general partners                11,680,000        10,792,000        9,167,000
                                                                    ----------------  ----------------  ---------------
              Net cash used in operating activities                        (904,000)       (4,254,000)      (2,095,000)
                                                                    ----------------  ----------------  ---------------
Cash Flows from Investing Activities:
   Reimbursement of (expenditure) on real estate used in
     operations, net                                                        296,000          (909,000)        (408,000)
   Additions to leasehold improvements                                            -          (143,000)         (61,000)
   Payments on notes receivable                                              23,000           398,000          331,000
                                                                    ----------------  ----------------  ---------------
              Net cash provided by (used in) investing activities           319,000          (654,000)        (138,000)
                                                                    ----------------  ----------------  ---------------
Cash Flows from Financing Activities:
   Payments on construction notes payable                                (3,440,000)       (6,784,000)      (2,708,000)
   Advances from general partners                                         4,230,000        16,260,000        4,954,000
                                                                    ----------------  ----------------  ---------------
              Net cash provided by financing activities                     790,000         9,476,000        2,246,000

Increase  in Cash                                                           205,000         4,568,000           13,000

Cash, beginning of year                                                   4,720,000           152,000          139,000
                                                                    ----------------  ----------------  ---------------
Cash, end of year                                                   $     4,925,000   $     4,720,000  $       152,000
                                                                    ================  ================ ================

   The accompanying notes are an integral part of these financial statements.

                                                                    Exhibit 99.2

                            RINCON CENTER ASSOCIATES
                        A CALIFORNIA LIMITED PARTNERSHIP

                          Notes to Financial Statements
                                December 31, 1998




(1)     Partnership Organization

        Rincon Center Associates, a California Limited Partnership (the Partnership), was formed on September 18, 1984 to lease and develop land and buildings located in the Rincon Point-South Beach Redevelopment Project Area in the City and County of San Francisco, California. The Rincon Center Project (the Project) comprises commercial and retail space, 320 rental housing units and associated off-street parking. The Project was developed in two distinct segments: Rincon I and Rincon II.

        Profits and losses are shared by the partners in accordance with their percentage interest as provided in the partnership agreement and as shown in the accompanying statements of changes in partners' deficit. Cash profits, as determined by the managing general partner, are distributed to the partners in the same percentage interest.

        Perini Land and Development Company (PL&D) is the managing general partner of the Partnership and has the responsibility for general management, administration and control of the Partnership's property, business and affairs. In addition, PL&D provides project and general accounting services to the Partnership (Note 7). Pacific Gateway Properties, Inc. (PGP), formerly Perini Investment Properties, Inc., is the other general partner.

(2)     Summary of Significant Accounting Policies

        Basis of Accounting

        The accompanying financial statements have been prepared using the accrual basis of accounting.

        Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates with regard to these financial statements relate to the estimating of net realizable value of real estate used in operations and the potential liability in conjunction with certain contingencies and commitments. Actual results could differ from these estimates.
                                       6

                                                                    Exhibit 99.2

                            RINCON CENTER ASSOCIATES
                        A CALIFORNIA LIMITED PARTNERSHIP

                          Notes to Financial Statements
                                December 31, 1998

                                   (Continued)


        Real Estate Used in Operations

        Real estate used in operations includes all costs capitalized during the development of the Project. These costs include interest and financing costs, ground rent expense during construction, property taxes, tenant improvements and other capitalizable overhead costs. This real estate investment is stated at the lower of cost or market when there is a permanent impairment in the carrying value of the investment. Impairment in the carrying value of the properties is measured by estimating the future cash flows expected to result from the properties in the ordinary course of business and the eventual sale of the properties.

        Depreciation and Amortization

        The Partnership uses the straight-line method of depreciation. The significant asset groups and their estimated useful lives are comprised of the following:

        Structural components of buildings                  60 years
        Nonstructural components of buildings               25 years
        All other depreciable assets                      3-30 years

        Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the lease terms.

        Income Taxes

        In accordance with federal and state income tax regulations, no income taxes are levied on the Partnership; rather, such taxes are levied on the individual partners. Consequently, no provision or liability for federal or state income taxes is reflected in the accompanying financial statements.

        Rental Income

        Certain lease agreements provide for periods of free rent or stepped increases in rent over the lease term. In such cases, revenue is recognized at a constant rate over the term of the lease. Amounts recognized as income but not yet due under the terms of the leases are shown in the accompanying balance sheets as deferred rent receivable.

        Statements of Cash Flows

                                                                   Exhibit 99.2

                            RINCON CENTER ASSOCIATES
                        A CALIFORNIA LIMITED PARTNERSHIP

                          Notes to Financial Statements
                                December 31, 1998

                                   (Continued)

        Cash paid for interest was  $1,986,000,  $2,312,000  and  $2,372,000  in
        1998, 1997 and 1996, respectively.

        Accrued Lease Liability

        The Partnership is leasing Rincon I from Chrysler McNally (Chrysler) over a 25-year lease term (Note 3). In connection with this lease, the Partnership was granted a free rent concession for one year. The intent of Chrysler's free rent provision was to match a similar provision granted by the Partnership to an anchor sublease tenant of Rincon I, whose lease is for 10 years. The Partnership expensed rent in the first year of the lease and amortized the accrued lease liability related to Rincon I over 10 years through 1993 and is amortizing the remaining balance over 50 months effective January 1, 1994 to match the expense with the revenue recorded on the sublease.

        Three amendments to the master lease agreement were made in 1993 in connection with the extension of Chrysler's existing financing on the property (Note 3). The rent schedule was revised, which resulted in adjustments to the accrued lease liability in order to normalize the rent expense over the remaining lease term.

        Other Assets

        Other assets include prepaid expenses, deferred lease commissions and fixed assets. Deferred lease commissions are amortized over the life of the lease. Fixed assets are depreciated over the life of the asset, which is generally five years.

(3)     Operating Lease, Rincon I

        On June 24, 1988, the Partnership sold Rincon I to Chrysler and subsequently leased the property back under a master lease with a basic term of 25 years, with four five-year renewal options at the Partnership's discretion. The transaction was accounted for as a sale and operating leaseback, and the gain on the sale of $1,540,000 was deferred and is currently being amortized over a 25-year period, which is recorded as a reduction to expenses-leases in the accompanying statements of operations.

        As part of the sale  operating  lease-back of Rincon I, the  Partnership agreed to obtain a financial commitment on behalf of the lessor to replace at least $43 million of long-term financing by July 1, 1993. To satisfy this obligation, the Partnership successfully extended existing financing to July 1, 1998. To complete the extension, the Partnership had to advance funds to the lessor sufficient to reduce the financing from $46.5 million to $40.5 million. Subsequent payments through 1998 have further reduced the loan to $33.1 million. Under the master lease, if by January 1, 1998, a further extension or new commitment for financing on the property for at least $33 million had not been arranged, then the Partnership is deemed to have offered to purchase the property for approximately $18.8 million in excess of the then outstanding debt. As of that date, no new commitment had been secured although negotiations with the current lender were in progress. In order to allow those discussions to continue, the lessor agreed to temporarily delay the enforcement of the purchase requirement. The lessor has issued a notice of default in order to preserve its rights, but has agreed temporarily to delay the exercise of any remedies in order to facilitate a continuation of the parties' discussions. Since January 1, 1998, the Partnership, the lessor and the lender have reached a nonbinding agreement on a restructure of the existing financing. The agreement is subject to final documentation and final approvals of several parties. The agreement provides, among other things, that the Partnership give up all of its economic interest in the commercial and retail portion of the property identified as Rincon I, and that the Partnership make a one-time payment of $7.5 million to the lessor of Rincon I (which includes a final loan payment of $6.5 million to the lenders of Rincon
        I). The agreement would also release the Partnership from all future liabilities under the master lease, including the obligation to repurchase that segment of the property. As a result, the Partnership has written-down the carrying value of the assets related to this segment of the property by $17,150,000 in 1997 to the estimated net realizable value.

        Payments under the master lease agreement, if it is not terminated, may be adjusted to reflect adjustments in the rate of interest payable by Chrysler on the Rincon I debt. Future minimum lease payments based on scheduled payments under the master lease agreement are as follows:

                   1999               $      5,875,000
                   2000                      5,875,000
                   2001                      5,875,000
                   2002                      5,875,000
                   2003                      5,875,000
                   Thereafter               55,747,000

(4)     Notes Receivable

        At December 31, 1998 and 1997, the Partnership had the following notes receivable:

                                                                   Exhibit 99.2

                            RINCON CENTER ASSOCIATES
                        A CALIFORNIA LIMITED PARTNERSHIP

                          Notes to Financial Statements
                                December 31, 1998

                                   (Continued)

                                                                                 1998           1997
                                                                                 ----           ----
      Two notes due from Chrysler secured by second deed of trust on
      Rincon I, bearing interest at 10%, with monthly principal and interest payments of $150,285; unpaid balance due July 2013, net
      of reserve of $14,214,000 in 1997 and 1998                          $         -      $        -

      Notes from tenants secured by tenant improvements, bearing
      interest at 8% to 11%, due in monthly installments                            -          23,000
                                                                          -----------      ----------
                                                                          $         -      $   23,000
                                                                          ===========      ==========

(5)     Ground Lease

        The Partnership entered into a 65-year ground lease with the United States Postal Service for the Project property on April 19, 1985. On June 24, 1988, this lease was bifurcated into two leases (Rincon I and Rincon II). Under the terms of the leases, the Partnership must make monthly lease payments (Basic Rent) of $140,415 and $239,085 for Rincon I and Rincon II, respectively. In April 1994, and every six years thereafter, the monthly base payments can be increased based on the increase in the Consumer Price Index, subject to a minimum of 5% per year and a maximum of 8% per year. In addition, the Basic Rent can be increased based on reappraisal of the underlying property on the occurrence of certain events if those events occur prior to the regular reappraisal dates of April 19, 2019, and each 12th year thereafter for the remainder of the lease term.

        The lease agreement calls for the payment of certain percentage rents based on revenues received from the subleasing of the Rincon I building. Percentage rents paid in 1998, 1997 and 1996 were $273,000, $286,000 and $283,000, respectively.

        This lease has been accounted for as an operating lease, with the following minimum future lease payments:

                                                                   Exhibit 99.2

                            RINCON CENTER ASSOCIATES
                        A CALIFORNIA LIMITED PARTNERSHIP

                          Notes to Financial Statements
                                December 31, 1998

                                   (Continued)


                 1999               $      4,554,000
                 2000                      5,507,000
                 2001                      5,920,000
                 2002                      5,920,000
                 2003                      5,920,000
                 Thereafter              918,845,000

        Under the provisions of the original lease, no lease payments were to be made from the inception of the lease (April 19, 1985) until April 18, 1987, and one-half of the regular monthly payment was due for the period from April 19, 1987 to April 18, 1988. The remaining deferred ground rent related to the free rent period amounted to $5,773,000 and $6,011,000 at December 31, 1998 and 1997, respectively, and is being amortized over the lease term.

(6)     Construction Notes Payable

        Residential

        The residential portion of the Project is being financed with a $36,000,000 loan from the Redevelopment Agency of the City and County of San Francisco (the Agency), of which $30,600,000 and $31,500,000 was outstanding at December 31, 1998 and 1997, respectively. The Agency raised these funds through the issuance of Variable Rate Demand Multifamily Housing Revenue Bonds (Rincon Center Project) 1985 Issue B (the Bonds).

        The interest rate on the Bonds is variable at the rate required to produce a market value for the Bonds equal to their par value. At December 31, 1998, 1997 and 1996, the effective interest rate on the Bonds was 3.3%, 3.6% and 3.0%, respectively. Interest payments are to be made on the first business day of each March, June, September and December.

        The Partnership has the option to convert the Bonds to a fixed interest rate at any of the above interest payment dates. The fixed rate will be the rate required to produce a market value for the Bonds equal to their par value. After conversion to a fixed rate, interest payments must be made on each June 1 and December 1.

        The Partnership must repay the residential loan as the Bonds become due. The Bonds shall be redeemed in at least the minimum amounts set forth below:

                                                                   Exhibit 99.2

                            RINCON CENTER ASSOCIATES
                        A CALIFORNIA LIMITED PARTNERSHIP

                          Notes to Financial Statements
                                December 31, 1998

                                   (Continued)


                       1999               $    1,000,000
                       2000                    1,000,000
                       2001                    1,100,000
                       2002                    1,200,000
                       2003                    1,300,000
                       Thereafter             25,000,000

        The Bonds are due December 1, 2006. The Bonds are secured by an irrevocable letter of credit issued by Citibank in the name of the Partnership in the amount of approximately $31,556,000. In the event that drawings are made on the letter of credit, the Partnership has agreed to reimburse Citibank for such drawings pursuant to the terms of a Reimbursement Agreement. During 1997, the irrevocable letter of credit was due to expire. The Partnership, however, reached an agreement with Citicorp to extend the letter of credit. Currently, the letter of credit has been extended to March 1, 1999, with a preliminary agreement subject to various approvals, to further extend the letter of credit to December 1, 2000. The Partnership obligations under the Reimbursement Agreement are secured by a deed of trust on the Project and other guarantees described below.

        At December 1, 1998, Citibank extended a loan, pursuant to the Reimbursement Agreement, to the Partnership in the amount of $900,000 to meet the redemption obligation on the Bonds. The loan bears interest at a variable rate (7.5% at December 31, 1998), is due on demand and is expected to be repaid upon the closing of the refinancing of the commercial loan.

        Commercial

        The development and construction of the commercial portion of the Project was financed pursuant to a Construction Loan Agreement between the Partnership and Citibank, of which $14,288,000 and $17,728,000 was outstanding at December 31, 1998 and 1997, respectively. The loan and the irrevocable letters of credit supporting the residential bond are secured by a deed of trust on the Project and cash in lieu of an equity letter of credit currently in the aggregate amount of $3,650,000, held by Citibank on behalf of the general partners. During 1997, a $3,650,000 letter of credit, which had been issued as security for the project borrowings, was allowed by RCA and PL&D to be drawn and the funds applied to reduce the loan balance. This draw of the letter of credit was part of an agreement to extend the letter of credit issued by Citibank as security for the Bonds as described above. An annual fee equal to prime plus 1% of the aggregate amount is due to PGP and PL&D for the use of letters of credit or cash as security. The loan is also secured by the guarantees described in Note 7. The total fee in 1998, 1997 and 1996 was $450,000, $651,000 and $742,000, respectively.

        In 1993, the Partnership extended this loan through October 1, 1998. At the same time that it reached an agreement on the proposed extension of financing under the Rincon I sale operating lease-back transaction discussed in Note 3, the Partnership also reached an agreement covering the extension of this financing to December 15, 2001. The terms of this proposed extension include a $1.5 million interest payment, a $2.8 million principal payment, amortization of the commercial loan of $20,000 per month, a new letter of credit in the amount of $2.0 million issued to secure the remaining borrowings at Rincon II and the elimination of further Company or Joint Venture Guarantees. The terms of the proposed extension still require additional final documentation and final approval. If the current financing agreements are approved and implemented, any requirement of the partners to provide additional cash to the Partnership, after 1998, will be significantly reduced or eliminated.

(7)     Transaction with General Partners

        PL&D has guaranteed the payment of both interest on the financing of the Project and operating deficits, if any. It has also guaranteed the master lease under the sale and operating lease-back transaction (Note 3).

        In accordance with the Construction Loan Agreement (Note 6), the general partners have advanced monies to the Partnership to fund project costs. At December 31, 1998 and 1997, the general partners had advanced
        $118,662,000 and $114,432,000, respectively. The advances accrue interest at a rate of prime plus 2%. For the years ended December 31,
        1998, 1997 and 1996, interest expense on partner advances was $11,680,000, $10,792,000 and $9,897,000, respectively.

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